                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101
    Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
             and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                                (AMENDMENT NO. 6)

                                ECI TELECOM LTD.
 -------------------------------------------------------------------------------

                                (Name of Issuer)

                       ORDINARY SHARES, NIS 0.12 PAR VALUE
 -------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    26825810
 ------------------------------------------------------------------------------
-
                                 (CUSIP Number)
                               SHLOMO HELLER, ADV.
                              KOOR INDUSTRIES LTD.
                        3 AZRIELI CENTER, TRIANGLE TOWER
                              TEL AVIV 67023 ISRAEL
                               TEL: 972-3-6075107

 -------------------------------------------------------------------------------

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  JULY 1, 2007
 -------------------------------------------------------------------------------

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

NOTE:  Schedules  filed in paper format shall include a signed original and five copies of the  Schedule,  including  all  exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                                                             Page 1 of 41 pages

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 26825810
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Clal Electronics Industries Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A                (a) |X|
               GROUP*                                                    (b) | |
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
               Not Applicable
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
               Israel
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES                0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY         8     SHARED VOTING POWER
    EACH                 15,218,194 shares
 REPORTING     -----------------------------------------------------------------
PERSON WITH        9     SOLE DISPOSITIVE POWER
                         0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         15,218,194 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                         15,218,194 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 | |
               EXCLUDES CERTAIN SHARES [x]* +
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         12.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*
                         CO
================================================================================
+ See Item 5.

                                                             Page 2 of 41 pages

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 26825810
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Clal Industries and Investments Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A                (a) |X|
               GROUP*                                                    (b) | |
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
               Not Applicable
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
               Israel
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES                0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY         8     SHARED VOTING POWER
    EACH                 15,218,194 shares
 REPORTING     -----------------------------------------------------------------
PERSON WITH        9     SOLE DISPOSITIVE POWER
                         0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         15,218,194 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                         15,218,194 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 | |
               EXCLUDES CERTAIN SHARES [x]* +
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         12.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*
                         CO
================================================================================
+ See Item 5.

                                                             Page 3 of 41 pages

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 26825810
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               M.A.G.M. Chemical Holdings Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A                (a) |X|
               GROUP*                                                    (b) | |
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
               Not Applicable
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
               Israel
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES                0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY         8     SHARED VOTING POWER
    EACH                 33,049,433 shares
 REPORTING     -----------------------------------------------------------------
PERSON WITH        9     SOLE DISPOSITIVE POWER
                         0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         33,049,433 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                         33,049,433 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 | |
               EXCLUDES CERTAIN SHARES [x]* +
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         27.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*
                         CO
================================================================================
+ See Item 5.

                                                             Page 4 of 41 pages

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 26825810
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Koor Industries Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A                (a) |X|
               GROUP*                                                    (b) | |
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
               Not Applicable
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
               Israel
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES                0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY         8     SHARED VOTING POWER
    EACH                 33,049,433 shares
 REPORTING     -----------------------------------------------------------------
PERSON WITH        9     SOLE DISPOSITIVE POWER
                         0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         33,049,433 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                         33,049,433 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 | |
               EXCLUDES CERTAIN SHARES [x]* +
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         27.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*
                         CO
================================================================================
+ See Item 5.

                                                             Page 5 of 41 pages

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 26825810
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               IDB Development Corporation Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A                (a) |X|
               GROUP*                                                    (b) | |
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
               Not Applicable
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
               Israel
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES                0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY         8     SHARED VOTING POWER
    EACH                 48,369,385 shares*
 REPORTING     -----------------------------------------------------------------
PERSON WITH        9     SOLE DISPOSITIVE POWER
                         0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         48,369,385 shares*
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                         48,369,385 shares*
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 | |
               EXCLUDES CERTAIN SHARES [x]**
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         40.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*
                         CO
================================================================================
* Includes 1,758 Ordinary held by subsidiaries of Clal Insurance Enterprises
Holdings Ltd. ("CIEH"), a subsidiary of IDB Development Corporation Ltd., for their own account.
** Does not include (i) 492,693  Ordinary  Shares held for members of the public through,  among others,  provident funds, mutual funds, pension funds,  exchange traded funds and insurance policies,  which are managed by subsidiaries of CIEH, and (ii)  26,722  Ordinary  Shares  which are held by  unaffiliated  third-party
client  accounts   managed  by  subsidiaries  of  CIEH  as  portfolio   managers
(collectively,  the "CIEH Shares").  The Reporting Person  disclaims  beneficial ownership of the CIEH Shares.

                                                             Page 6 of 41 pages

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 26825810
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Badal Securities Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A                (a) |X|
               GROUP*                                                    (b) | |
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
               Not Applicable
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
               Israel
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES                0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY         8     SHARED VOTING POWER
    EACH                 100,000 shares
 REPORTING     -----------------------------------------------------------------
PERSON WITH        9     SOLE DISPOSITIVE POWER
                         0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         100,000 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                         100,000 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 | |
               EXCLUDES CERTAIN SHARES *
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         0.08%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*
                         CO
================================================================================

                                                             Page 7 of 41 pages

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 26825810
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               IDB Holding Corporation Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A                (a) |X|
               GROUP*                                                    (b) | |
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
               Not Applicable
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
               Israel
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES                0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY         8     SHARED VOTING POWER
    EACH                 48,469,385 shares*
 REPORTING     -----------------------------------------------------------------
PERSON WITH        9     SOLE DISPOSITIVE POWER
                         0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         48,469,385 shares*
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                         48,469,385 shares*
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 | |
               EXCLUDES CERTAIN SHARES [x]**
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         40.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*
                         CO
================================================================================
* Includes 1,758 Ordinary held by  subsidiaries of CIEH.
** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.

                                                             Page 8 of 41 pages

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 26825810
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Nochi Dankner
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A                (a) |X|
               GROUP*                                                    (b) | |
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
               Not Applicable
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
               Israel
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES                0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY         8     SHARED VOTING POWER
    EACH                 48,469,385 shares*
 REPORTING     -----------------------------------------------------------------
PERSON WITH        9     SOLE DISPOSITIVE POWER
                         0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         48,469,385 shares*
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                         48,469,385 shares*
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 | |
               EXCLUDES CERTAIN SHARES [x]**
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         40.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*
                         CO
================================================================================
* Includes 1,758 Ordinary held by  subsidiaries of CIEH.
** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.

                                                             Page 9 of 41 pages

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 26825810
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Shelly Dankner
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A                (a) |X|
               GROUP*                                                    (b) | |
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
               Not Applicable
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
               Israel
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES                0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY         8     SHARED VOTING POWER
    EACH                 48,469,385 shares*
 REPORTING     -----------------------------------------------------------------
PERSON WITH        9     SOLE DISPOSITIVE POWER
                         0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         48,469,385 shares*
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                         48,469,385 shares*
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 | |
               EXCLUDES CERTAIN SHARES [x]**
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         40.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*
                         CO
================================================================================
* Includes 1,758 Ordinary held by  subsidiaries of CIEH.
** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.

                                                             Page 10 of 41 pages

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 26825810
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Avraham Livnat
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A                (a) |X|
               GROUP*                                                    (b) | |
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
               Not Applicable
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
               Israel
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES                0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY         8     SHARED VOTING POWER
    EACH                 48,469,385 shares*
 REPORTING     -----------------------------------------------------------------
PERSON WITH        9     SOLE DISPOSITIVE POWER
                         0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         48,469,385 shares*
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                         48,469,385 shares*
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 | |
               EXCLUDES CERTAIN SHARES [x]**
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         40.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*
                         CO
================================================================================
* Includes 1,758 Ordinary held by  subsidiaries of CIEH.
** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.

                                                             Page 11 of 41 pages

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP NO. 26825810
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Ruth Manor
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A                (a) |X|
               GROUP*                                                    (b) | |
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
               Not Applicable
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 | |
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
               Israel
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES                0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY         8     SHARED VOTING POWER
    EACH                 48,469,385 shares*
 REPORTING     -----------------------------------------------------------------
PERSON WITH        9     SOLE DISPOSITIVE POWER
                         0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         48,469,385 shares*
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                         48,469,385 shares*
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 | |
               EXCLUDES CERTAIN SHARES [x]**
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         40.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*
                         CO
================================================================================
* Includes 1,758 Ordinary held by  subsidiaries of CIEH.
** Does not include the CIEH Shares. The Reporting Person disclaims beneficial ownership of the CIEH Shares.

                                                             Page 12 of 41 pages

This Amendment No. 6 amends and supplements the Statements (as amended from time to time, the "Statements") on Schedule 13D in respect of the Ordinary Shares, par value NIS 0.12 each ("Ordinary Shares"), of ECI Telecom Ltd. (the "Issuer"),
previously filed with the Securities and Exchange Commission ("SEC") by (i) Clal
Electronics Industries Ltd., Clal Industries and Investments Ltd., PEC Israel
Economic Corporation ("PEC"), Discount Investment Corporation Ltd. ("DIC"), IDB
Development Corporation Ltd., Badal Securities Ltd., IDB Holding Corporation
Ltd., Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham
Livnat (the "IDB Reporting Persons"), the last amendment of which was filed with the SEC on July 7, 2003 and (ii) M.A.G.M Chemical Holdings Ltd. and Koor
Industries Ltd. (the "Koor Reporting Persons"), the last amendment of which was filed with the SEC on December 31, 2002.

The IDB Reporting Persons, excluding PEC and DIC (which no longer own any
Ordinary Shares), together with the IDB Reporting Persons, are referred to herein collectively as the "Reporting Persons".

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

The following amends and supplements Items 2, 4, 5, 6 and 7 of the Statement.

ITEM 2.   IDENTITY AND BACKGROUND

Item 2 of the Statements is hereby amended and restated in its entirety as follows:

(a), (b) and (c): The Reporting Persons.

      (1) Clal Electronics Industries Ltd. ("Clal Electronics"), an Israeli
corporation, with its principal office at the Triangular Tower, 45rd floor, 3
Azrieli Center, Tel Aviv 67023, Israel. Clal Electronics is a holding company, the activities of which consist of establishment, acquisition and development of companies in the high technology industry, particularly in the electronics area.
Clal Electronics owns directly Ordinary Shares.

      (2) Clal Industries and Investments Ltd. ("Clal Industries"), an Israeli
public corporation, with its principal office at the Triangular Tower, 45rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Industries is a holding company whose principal holdings are in the industrial and technology sectors.
The outstanding shares of Clal Industries are listed for trading on the Tel Aviv
Stock Exchange. Clal Industries owns all the outstanding shares of Clal
Electronics. By reason of Clal Industries's control of Clal Electronics, Clal
Industries may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by Clal Electronics.

      (3) M.A.G.M. Chemical Holdings Ltd. ("MAGM") an Israeli corporation, with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel
Aviv 67023, Israel. MAGM's principal business and purpose is to invest in securities of publicly listed companies in Israel and abroad. MAGM owns directly
Ordinary Shares.

      (4) Koor Industries Ltd. ("Koor"), an Israeli public corporation, with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv
67023, Israel. Koor is a multi-industry holding company engaged through its direct and indirect wholly and partially owned subsidiaries and affiliates in

                                                             Page 13 of 41 pages

various businesses. The outstanding shares of Koor are listed for trading on the
Tel Aviv Stock Exchange. Koor owns all the outstanding shares of MAGM. By reason of Koor's control of MAGM, Koor may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by MAGM.

      (5) IDB Development Corporation Ltd. ("IDB Development"), an Israeli
public corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange. DIC is a majority owned subsidiary of IDB Development and, together with IDB Development, owns more than 50% of the outstanding shares of Koor. IDB Development owns directly Ordinary Shares. By reason of IDB Development's control of Clal Industries, Koor and DIC, IDB
Development may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by Clal Electronics and MAGM.

      (6) Badal Securities Ltd. ("Badal"), an Israeli corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv
67023, Israel. Badal engages in financing and securities transactions. Badal is a wholly owned subsidiary of IDB Holding Corporation Ltd. ("IDB Holding"). Badal
owns directly Ordinary Shares.

      (7) IDB Holding, an Israeli public corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.
IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies.
The outstanding shares of IDB Holding are listed for trading on the Tel Aviv
Stock Exchange. IDB Development is a majority owned subsidiary of IDB Holding.
By reason of IDB Holding's control of Badal and IDB Development and (through IDB
Development) of Clal Industries, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by Clal Electronics, MAGM, IDB Development and Badal.

      The following persons, may by reason of their interests in and relationships among them with respect to IDB Holding be deemed to control the corporations referred to in paragraphs (1) - (7) above:

      (8) Mr. Nochi Dankner, whose address is 3 Azrieli Center, the Triangular
Tower, 44th floor, Tel-Aviv 67023, Israel. His present principal occupation is businessman and director of companies.

      (9) Mrs. Shelly Bergman, whose address is 9 Hamishmar Ha'Ezrachi Street,
Afeka, Tel-Aviv 69697, Israel. Her present principal occupation is director of companies.

      (10) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon 56526,
Israel. Her present principal occupation is director of companies.

      (11) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle 72102,
Israel. His present principal occupation is Managing Director of Taavura
Holdings Ltd., an Israeli private company.

                                                             Page 14 of 41 pages

      Nochi Dankner (together with a private company controlled by him) and his sister Shelly Bergman control Ganden Holdings Ltd. ("Ganden Holdings"), a private Israeli company. Ganden Holdings owns, as of July 12, 2007 approximately
49.2% of the outstanding shares of IDB Holding (of which, approximately 11.5% of the outstanding shares of IDB Holding are held directly and approximately 37.7%
of the outstanding shares of IDB Holding are held through Ganden Investments
I.D.B. Ltd. ("Ganden"), a private Israeli company, which is an indirect wholly owned subsidiary of Ganden Holdings). In addition, Shelly Bergman holds, through a wholly owned company, approximately 7.2% of the outstanding shares of IDB
Holding.

      Nochi Dankner and Shelly Bergman entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders' meetings, who they will appoint as directors of Ganden Holdings, and first refusal and tag along rights available to each one of them in connection with sales of shares of Ganden Holdings owned by the other. Nochi
Dankner is the Chairman of the Boards of Directors of IDB Holding and IDB
Development.

      Ruth Manor controls Manor Holdings B.A. Ltd. ("Manor Holdings"), a private
Israeli company which owns, as of July 12, 2007, approximately 11.5% of the outstanding shares of IDB Holding (of which, approximately 1.15% are held directly and approximately 10.34% of the outstanding shares of IDB Holding are held through Manor Investments - IDB Ltd. ("Manor"), a private Israeli company which is controlled by Manor Holdings). Ruth Manor's husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding and IDB Development.

      Avraham Livnat controls Avraham Livnat Ltd., a private Israeli company, which owns, as of July 12, 2007, approximately 11.5% of the outstanding shares of IDB Holding (of which, approximately 1.17% are held directly and approximately 10.34% of the outstanding shares of IDB Holding are held through
Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli company, which is a wholly owned subsidiary of Avraham Livnat Ltd.). Zvi Livnat, a son of
Avraham Livnat, is a director of IDB Holding and IDB Development and Shay
Livnat, a son of Avraham Livnat, is a director of IDB Development.

      Ganden, Manor and Livnat entered into a Shareholders Agreement dated May
19, 2003 (the "IDB Shareholders Agreement") with respect to their ownership of shares of IDB Holding constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding (Ganden - 31.02%; Manor - 10.34%; Livant -
10.34%), for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. Any holdings of said entities in IDB Holding in excess of said 51.7% of the issued share capital and voting rights of IDB
Holding (as well as the direct holdings of Ganden Holdings, Manor Holdings,
Avraham Livnat Ltd. and Shelly Bergman's wholly owned company in IDB Holding)
are not subject to IDB Shareholders Agreement. The IDB Shareholders Agreement
provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholders of
IDB Holding among the parties to the IDB Shareholders Agreement; that the parties to the IDB Shareholders Agreement will vote together at shareholders'
meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries. The term of the IDB Shareholders Agreement is twenty years from May 19, 2003.

                                                             Page 15 of 41 pages

      By reason of the control of IDB Holding by Nochi Dankner, Shelly
Dankner-Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Dankner, Ruth Manor and Avraham Livnat
may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by IDB Holding.

      The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Clal Electronics, (ii)
Clal Industries, (iii) MAGM, (iv) Koor, (v) IDB Development, (vi) IDB Holding
and (vii) Badal are set forth in Exhibits 1 - 7 attached hereto, respectively, and incorporated herein by reference.

(d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Exhibits 1 through 7 to this
Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

 (e) None of the Reporting Persons or, to the knowledge of the Reporting
Persons, any director or executive officer named in Exhibits 1 through 7 to this
Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons referred to in (8) - (11) above are citizens of
Israel.

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 of the Statements is hereby amended and supplemented as follows:

      On July 1, 2007, Epsilon 1 Ltd., an Israeli company ("Purchaser"), Epsilon
3 Ltd., an Israeli company and an indirect wholly-owned subsidiary of Purchaser
("Epsilon 3"), and the Issuer entered into an Agreement and Plan of Merger (the
"Merger Agreement") providing for the merger of Epsilon 3 into the Issuer (the
"Merger") upon the terms and subject to the conditions therein set forth.
Pursuant to the Merger Agreement, at the closing of the Merger, all shareholders of the Issuer, including the applicable Reporting Persons who own Ordinary
Shares directly, will be entitled to receive $10 per Ordinary Share, less applicable withholding taxes.

      In connection with the Merger, each of Clal Electronics, MAGM, IDB
Development and Badal entered into voting undertaking agreements (the "Voting
Agreements") with Purchaser with respect to the voting of an aggregate amount of
48,467,627 Ordinary Shares in favor of the Merger, subject to the terms and conditions set forth therein.

      Copies of the Merger Agreement and the Voting Agreements are included as
Exhibits 8 through 12 hereto and the description thereof contained herein is qualified in its entirety by reference to Exhibits 8 through 12, which are incorporated herein by reference.

                                                             Page 16 of 41 pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statements is hereby amended and supplemented as follows:

The percentages of Ordinary Shares outstanding set forth below are based on
120,282,039 Ordinary Shares outstanding as of July 9, 2007.

(a), (b)  As of July 1, 2007:

      Clal Industries and Clal Electronics may be deemed beneficial owners of, and to share the power to vote and dispose of the 15,218,194 Ordinary Shares held by Clal Electronics, constituting approximately 12.7% of the outstanding
Ordinary Shares of the Issuer.

      MAGM and Koor may be deemed beneficial owners of, and to share the power to vote and dispose of 33,049,433 Ordinary Shares held by MAGM, constituting approximately 27.5% of the outstanding Ordinary Shares of the Issuer.

      As described in the Statements, Clal Electronics and Koor entered into an agreement, dated April 8, 1998, as amended (the "Agreement") relating to the
Ordinary Shares, a copy of which was filed as Exhibit 19 to Amendment No. 5 to the Schedule 13D previously filed by the IDB Reporting Persons with the SEC.
Each of Clal Industries and Clal Electronics, on the one hand, and MAGM and
Koor, on the other hand, disclaims the existence of a "group" within the meaning of Section 13(d)(3) of the Exchange Act and disclaims beneficial ownership of all of the Ordinary Shares reported by such Reporting Persons, other than those reported hereinabove as being beneficially owned by them.

      IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of 48,369,385 Ordinary Shares, consisting of the 15,218,194
Ordinary Shares held by Clal Electronics, the 33,049,433 Ordinary Shares held by
MAGM, the 100,000 Ordinary Shares held by itself and the 1,758 Ordinary Shares held by subsidiaries of CIEH for their own account, constituting approximately
40.2% of the outstanding Ordinary Shares of the Issuer. IDB Development disclaims beneficial ownership of such shares, except for the 100,000 Ordinary
Shares owned by itself.

      Badal is the beneficial owner and may be deemed to share with IDB Holding the power to vote and dispose of 100,000 Ordinary Shares, constituting approximately 0.08% of the outstanding Ordinary Shares of the Issuer.

      IDB Holding and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of 48,469,385 Ordinary Shares, consisting of the 48,369,385 Ordinary Shares beneficially owned by IDB
Development and the 100,000 Ordinary Shares owned by Badal, constituting approximately 40.3% of the outstanding Ordinary Shares of the Issuer. IDB
Holding and the Reporting Persons who are natural persons disclaim beneficial ownership of such shares, except that IDB Holding does not disclaim beneficial ownership of the 100,000 Ordinary Shares owned by Badal.

      Information provided to the Reporting Persons indicates that the executive officers and directors of the Reporting Persons beneficially owned as of July 1,
2007 an aggregate of 1,143,198 Ordinary Shares. For details, see Exhibits 1 through 7.

                                                             Page 17 of 41 pages

(c) None of the Reporting Persons or, to the Reporting Persons' knowledge, any of the executive officers and directors named in Exhibits 1 through 7 to this
Statement, purchased or sold any Ordinary Shares in the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER

      Item 4 above is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

--------------------------------------------------------------------------------
Exhibit #           Description
--------------------------------------------------------------------------------
Exhibits 1-7*       Name, citizenship, business address, present principal
                    occupation and employer of executive officers and directors of (1) Clal Industries, (2) Clal Electronics, (3) MAGM, (4)
                    Koor, (5) IDB Holding, (6) IDB Development and (7) Badal
--------------------------------------------------------------------------------
Exhibit 8           Agreement and Plan of Merger, dated as of July 1, 2007, by and among the Issuer, Epsilon 2 Ltd. and Epsilon 3 Ltd.,
                    filed as Exhibit 99.2 to the Issuer's Current Report on Form
                    6-K filed with the SEC on July 2, 2007, and incorporated
                    herein by reference
--------------------------------------------------------------------------------
Exhibit 9           Undertaking Agreement, dated as of July 1, 2007, between
                    Epsilon 1 Ltd. and M.A.G.M. Chemistry Holdings Ltd., filed as Exhibit 3 to the Schedule 13D filed by Ashmore Investment
                    Management Limited with the SEC on July 11, 2007, and
                    incorporated herein by reference
--------------------------------------------------------------------------------
Exhibit 10          Undertaking Agreement, dated as of July 1, 2007, between
                    Epsilon 1 Ltd. and IBD Development Corporation Ltd., filed as Exhibit 4 to the Schedule 13D filed by Ashmore Investment
                    Management Limited with the SEC on July 11, 2007, and
                    incorporated herein by reference
--------------------------------------------------------------------------------
Exhibit 11          Undertaking Agreement, dated as of July 1, 2007, between
                    Epsilon 1 Ltd. and CLAL Electronics Industries LTD., filed as Exhibit 8 to the Schedule 13D filed by Ashmore Investment
                    Management Limited with the SEC on July 11, 2007, and
                    incorporated herein by reference
--------------------------------------------------------------------------------
Exhibit 12          Undertaking Agreement, dated as of July 1, 2007, between
                    Epsilon 1 Ltd. and BADAL Securities Ltd., filed as Exhibit
                    15 to the Schedule 13D filed by Ashmore Investment
                    Management Limited with the SEC on July 11, 2007, and
                    incorporated herein by reference
--------------------------------------------------------------------------------
Exhibit 13          Joint Filing Agreement between Clal Industries and Clal
                    Electronic authorizing Clal Industries to file this Schedule
                    13D and any amendments hereto
--------------------------------------------------------------------------------
Exhibit 14          Joint Filing Agreement between Clal Industries and MAGM
                    authorizing Clal Industries to file this Schedule 13D and
                    any amendments hereto
--------------------------------------------------------------------------------
Exhibit 15          Joint Filing Agreement between Clal Industries and Koor
                    authorizing Clal Industries to file this Schedule 13D and
                    any amendments hereto
--------------------------------------------------------------------------------

                                                             Page 18 of 41 pages

Exhibit 16          Joint Filing Agreement between Clal Industries and IDB
                    Development authorizing Clal Industries to file this
                    Schedule 13D and any amendments hereto
--------------------------------------------------------------------------------
Exhibit 17          Joint Filing Agreement between Clal Industries and Badal
                    authorizing Clal Industries to file this Schedule 13D and
                    any amendments hereto
--------------------------------------------------------------------------------
Exhibit 18          Joint Filing Agreement between Clal Industries and IDB
                    Holding authorizing Clal Industries to file this Schedule
                    13D and any amendments hereto
--------------------------------------------------------------------------------
Exhibit 19          Joint Filing Agreement between Clal Industries and Mr.
                    Dankner authorizing Clal Industries to file this Schedule
                    13D and any amendments hereto
--------------------------------------------------------------------------------
Exhibit 20          Joint Filing Agreement between Clal Industries and Mrs.
                    Bergman authorizing Clal Industries to file this Schedule
                    13D and any amendments hereto
--------------------------------------------------------------------------------
Exhibit 21          Joint Filing Agreement between Clal Industries and Mrs.
                    Manor authorizing Clal Industries to file this Schedule 13D and any amendments hereto
--------------------------------------------------------------------------------
Exhibit 22          Joint Filing Agreement between Clal Industries and Mr.
                    Livnat authorizing Clal Industries to file this Schedule 13D and any amendments hereto
--------------------------------------------------------------------------------
* The information provided in said exhibits is true as of July 7, 2007.

                                                             Page 19 of 41 pages

                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2007

                 CLAL ELECTRONICS INDUSTRIES LTD.
                 CLAL INDUSTRIES AND INVESTMENTS LTD.
                 M.A.G.M. CHEMICAL HOLDINGS LTD. KOOR INDUSTRIES LTD. IDB
                 DEVELOPMENT CORPORATION LTD. BADAL SECURITIES LTD. IDB HOLDING
                 CORPORATION LTD.
                 NOCHI DANKNER
                 SHELLY DANKNER
                 AVRAHAM LIVNAT
                 RUTH MANOR

                 By:  CLAL INDUSTRIES AND INVESTMENTS LTD.

                 By:  /s/ Yehuda Ben Ezra    /s/ Boaz Simons
                     ---------------------------------------

                        Yehuda Ben Ezra and Boaz Simons, authorized signatories
of Clal Industries and Investments Ltd., for itself and on behalf of Clal
Electronics Industries Ltd., M.A.G.M. Chemical Holdings Ltd., Koor Industries
Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Badal
Securities Ltd., Nochi Dankner, Shelly Dankner, Avraham Livnat and Ruth Manor
pursuant to the agreements annexed as Exhibits 13 through 22 to this Schedule
13D.

                                                             Page 20 of 41 pages

                                    Exhibit 1
                       Executive Officers and Directors of
                      Clal Industries and Investments Ltd.
      Address is: 3 Azrieli Center, Triangle Tower, Tel Aviv 67023, Israel
      (citizenship the same as country of residence unless otherwise noted)

Name & Business Address        Position               Current Principal Occupation
-----------------------        --------               ----------------------------

Nochi Dankner                  Chairman of the Board  Chairman and Chief Executive
3 Azrieli Center, the          of Directors and       Officer of IDB Holdings;
Triangular Tower 44th floor,   Co-Chief Executive.    Chairman of IDB Development,
Tel Aviv 67023, Israel                                Clal Industries and  DIC;
                                                      Director of companies.

Avraham (Avi) Fischer          Director               Executive Vice President of
3 Azrieli Center, the                                 IDB Holdings; Deputy  Chairman
Triangular Tower 45th floor,                          of IDB Development; Co-Chief
Tel Aviv 67023, Israel                                Executive Officer of Clal
                                                      Industries; Chairman of Clal
                                                      Biotechnology Industries Ltd.

Refael Bisker                  Director               Chairman of Property and
3 Azrieli Center, the                                 Building
Triangular Tower 44th floor,                          Corporation Ltd., Chairman of
Tel Aviv 67023, Israel                                Super-Sol Ltd.

Marc Schimmel                  Director               Director of UKI Investments
54-56 Euston St., London NW1
United.Kingdom.

Yecheskel Dovrat               Director               Economic consultant and
1 Nachshon St., Ramat                                 director of companies.
Hasharon, Israel.

Eliahu Cohen                   Director               Chief Executive Officer of IDB
3 Azrieli Center, the                                 Development.
Triangular Tower 44th floor,
Tel Aviv 67023, Israel

Shay Livnat                    Director               President of Zoe Holdings Ltd.
31st HaLechi St., Bnei Brak
51200, Israel

David Leviatan                 Director               Director of Companies.
18 Mendele St., Herzeliya,
Israel

Alicia Rotbard                 External Director      Chief Executive Officer of
6 Rosenblum St.                                       Doors Information Systems Inc.
#6101 Sea&Sun, Tel Aviv,
Israel

Nachum Langental               External Director      Director of companies
3 Jabotinski St., Ramat Gan,
Israel

                                                             Page 21 of 41 pages

*Isaac Manor                   Director               Chairman of companies in the
Director                                              motor vehicle sector of the
26 Hagderot St., Savion                               David Lubinski Ltd. Group.

*Dori Manor                    Director               Chairman of companies in the
18 Hareches St., Savion                               motor vehicle sector of the
                                                      David Lubinski Ltd. Group.

Adiel Rosenfeld, 42 Ha'Alon    Director               Representative in Israel of
St., Timrat 23840, Israel                             Aktiva group.

Zvi Livnat,                    Co- Chief Executive    Co- Chief Executive of Clal
3 Azrieli Center, the                                 Industries.
Triangular Tower 45th floor,
Tel Aviv 67023, Israel

Nitsa Einan,                   Vice President and     General Counsel of Clal
3 Azrieli Center, the          General Counsel.       Indistries.
Triangular Tower 45th floor,
Tel Aviv 67023, Israel

Yehuda Ben- Ezra,              Comptroller.           Comptroller of Clal Industries.
3 Azrieli Center, the
Triangular Tower 45th floor,
Tel Aviv 67023, Israel

Gonen Bieber,**                Vice President and     Financial Manager of Clal
3 Azrieli Center, the          Financial Manager.     Industries.
Triangular Tower 45th floor,
Tel Aviv 67023, Israel

Guy Rosen,                     Vice President         Vice President of Clal
3 Azrieli Center, the                                 Industries.
Triangular Tower 45th floor,
Tel Aviv 67023, Israel

Boaz Simons,                   Vice President         Vice President of Clal
3 Azrieli Center, the                                 Industries.
Triangular Tower 45th floor,
Tel Aviv 67023, Israel

Ilan Amit,                     Internal Auditor       Internal Auditor of Clal
3 Azrieli Center, the                                 Industries.
Triangular Tower 44th floor,
Tel Aviv 67023, Israel

*    Dual Citizen of Israel and France
**   Dual Citizen of Israel and the Republic of Germany. Owns 1,000 Ordinary
Shares of the Issuser.

                                                             Page 22 of 41 pages

                                    Exhibit 2
                       Executive Officers and Directors of
                        Clal Electronics Industries Ltd.
     Address is: 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
      (citizenship the same as country of residence unless otherwise noted)

Name & Business Address        Position               Current Principal Occupation
-----------------------        --------               ----------------------------

Avraham (Avi) Fischer          Director               Executive Vice President of
3 Azrieli Center, the                                 IDB Holdings; Deputy Chairman
Triangular Tower 45th floor,                          of IDB Development; Co-Chief
Tel Aviv 67023, Israel Executive                      Officer of ClalIndustries;
                                                      Chairman of Clal Biotechnology
                                                      Industries Ltd.

Yehuda Ben- Ezra,              Director               Comptroller of Clal Industries.
3 Azrieli Center, the
Triangular Tower 45th floor,
Tel Aviv 67023, Israel

Gonen Bieber, *                Director               Financial Manager of Clal
3 Azrieli Center, the                                 Industries (1)
Triangular Tower 45th floor,
Tel Aviv 67023, Israel

Guy Rosen,                     Director               Vice President of Clal
3 Azrieli Center, the                                 Industries.
Triangular Tower 45th floor,
Tel Aviv 67023, Israel

Boaz Simons,                   Director               Vice President of Clal
3 Azrieli Center, the                                 Industries.
Triangular Tower 45th floor,
Tel Aviv 67023, Israel

* Mr. Bieber is a dual citizen of Israel and the Republic of Germany.

(1) Mr. Bieber owns 1,000 Ordinary Shares of the Issuser.

                                                             Page 23 of 41 pages

                                    Exhibit 3
                       Executive Officers and Directors of
              M.A.G.M. Chemical Holdings Ltd. Address is: 3 Azrieli
                 Center, Triangle Tower, Tel Aviv 67023, Israel
      (citizenship the same as country of residence unless otherwise noted)

                                                    CURRENT PRINCIPAL
NAME & BUSINESS ADDRESS              POSITION       OCCUPATION

Shlomo Heller                        Chairman of    General Counsel and Corporate
3 Azrieli Center, Triangle Tower,    the Board of   Secretary of Koor Industries Ltd.
Tel Aviv 67023, Israel               Directors

Michal Dadon-Yageel                  Director       Corporate Controller of
3 Azrieli Center, Triangle Tower,                   Koor Industries Ltd.
Tel Aviv 67023, Israel

Oren Hillinger                       Director       Finance Director of Koor
3 Azrieli Center, Triangle Tower,                   Industries Ltd.
Tel Aviv 67023, Israel

                                                             Page 24 of 41 pages

                                    Exhibit 4
                       Executive Officers and Directors of
                              Koor Industries Ltd.
      Address is: 3 Azrieli Center, Triangle Tower, Tel Aviv 67023, Israel
      (citizenship the same as country of residence unless otherwise noted)

NAME & BUSINESS ADDRESS              POSITION       CURRENT PRINCIPAL OCCUPATION

Jonathan Kolber(*)                   Chairman of    Chairman of the Board of
3 Azrieli Center, Triangle Tower,    the Board of   Directors of Koor Industries
Tel Aviv 67023, Israel               Directors      Ltd

Nochi Dankner                        Director       Chairman and Chief Executive
3 Azrieli Center, The Triangular                    Officer of IDB Holding;
Tower, 44th floor, Tel-Aviv 67023,                  Chairman of IDB Development,
Israel                                              DIC and Clal Industries;
                                                    Directorof companies.

Avraham (Avi) Fischer                Director       Executive Vice President of
3 Azrieli Center, The Triangular                    IDB Holding; Deputy Chairman
Tower, 45th floor, Tel-Aviv 67023,                  of IDB Development, Co-Chief
Israel                                              Executive Officer of Clal
                                                    Industries.

Isaac Manor (**)                     Director       Chairman of companies in the
26 Hagderot Street, Savion 56526,                   motor vehicle sector of the
Israel                                              David Lubinski Ltd. group.

Zvi Livnat                           Director       Executive Vice President of
3 Azrieli Center, The Triangular                    IDB Holding; Deputy Chairman
Tower, 45th floor, Tel-Aviv 67023,                  of IDB Development; Co-Chief
Israel                                              Executive Officer of Clal
                                                    Industries.

Ami Erel                             Director       President and Chief Executive
3 Azrieli Center, The Triangular                    Officer of DIC; Chief
Tower, 44th floor, Tel-Aviv 67023,                  Executive Officer of Netvision
Israel                                              Ltd.

Marc Schimmel                        Director       Director of UKI Investment
17 High field Gardens, London W11
9HD, United Kingdom

Refael Bisker                        Director       Chairman of Property and
3 Azrieli Center, The Triangular                    Building Corporation Ltd.
Tower, 44th floor, Tel-Aviv 67023,
Israel

Gideon Lahav                         Director       Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv
65208, Israel

Dr. Ayelet Ben-Ezer                  External       Vice President of special projects
25 Alexander Pen,                    Director       in the Interdisciplinary Center
Tel-Aviv 69641, Israel                              Herzeliya.

                                                             Page 25 of 41 pages

Shlomo Risman                        External       Chief Executive Officer of the
8 Kaplan, Tel-Aviv 61001, Israel     Director       Farmers Federation of Israel.

Avraham Asheri                       Director        Director of companies.
12 Yoshfe, Mevaseret Zion 90805,
Israel

Raanan Cohen                         Chief          Chief Executive Officer of
3 Azrieli Center, The Triangular     Executive      Koor and Vice President of
Tower, 44th floor, Tel-Aviv 67023,   Officer        DIC.
Israel

David (Didi) Paz                     Executive      Vice President of Koor and
3 Azrieli Center, The Triangular     Vice           Managing Director of Koor
Tower, 44th floor, Tel-Aviv 67023,   President      Corporate Venture Capital.
Israel

Shlomo Heller                        General        General Counsel and Corporate
3 Azrieli Center, The Triangular     Counsel and    Secretary of Koor.
Tower, 43th floor, Tel-Aviv 67023,   Corporate
Israel                               Secretary

Michal Dadon-Yageel                  Corporate      Corporate Controller of Koor.
3 Azrieli Center, The Triangular     Controller
Tower, 43th floor, Tel-Aviv 67023,
Israel

(*) Mr. Kolber has a beneficial interest in 1,142,198 Ordinary Shares.

(**)  Dual citizen of Israel and France

                                                             Page 26 of 41 pages

                                    Exhibit 5
              Executive Officers, Directors and Persons Controlling
                          IDB Holding Corporation Ltd.
     Address is: 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
      (citizenship the same as country of residence unless otherwise noted)

Name & Address                  Position       Current Principal Occupation
--------------                  --------       ----------------------------

Nochi Dankner                   Chairman of    Chairman and Chief Executive Officer
3 Azrieli Center, The           the Board of   of IDB Holding; Chairman of IDB
Triangular Tower, 44th floor,   Directors and  Development, DIC and Clal Industries;
Tel-Aviv 67023, Israel          Chief          Director of companies.
                                Executive
                                Officer

Isaac Manor (*)                 Deputy         Chairman of companies in the motor
26 Hagderot Street, Savion      Chairman of    vehicle sector of the David
56526, Israel                   the Board of   Lubinski Ltd. group.
                                Directors

Arie Mientkavich                Vice Chairman  Chairman of Elron;  Deputy
14 Betzalel Street, Jerusalem   of the Board   Chairman of Gazit-Globe Ltd.;
94591, Israel                   of Directors   Chairman of Gazit-Globe Israel
                                               (Development) Ltd.
Zehava Dankner                  Director       Member of the executive committee
64 Pinkas Street, Tel Aviv                     of the Beautiful Israel Council.
62157, Israel

Lior Hannes                     Director       Executive Vice President of IDB
3 Azrieli Center, The                          Development; Chairman of Clal
Triangular Tower, 44th floor,                  Tourism Ltd.
Tel-Aviv 67023, Israel

Refael Bisker                   Director       Chairman of Property and Building
3 Azrieli Center, The                          Corporation Ltd.
Triangular Tower, 44th floor,
Tel-Aviv 67023, Israel

Jacob Schimmel                  Director       Director of UKI Investments.
17 High field Gardens, London
W11 9HD, United Kingdom

Shaul Ben-Zeev                  Director       Chief Executive Officer of Avraham
Taavura Junction, Ramle 72102,                 Livnat Ltd.
Israel

Eliahu Cohen                    Director       Chief Executive Officer of IDB
3 Azrieli Center, The                          Development.
Triangular Tower, 44th floor,
Tel-Aviv 67023, Israel

Dori Manor (*)                  Director       Chief Executive Officer of
18 Hareches Street, Savion                     companies in the motor vehicle
56538, Israel                                  sector of the David Lubinski Ltd.
                                               group.

                                                             Page 27 of 41 pages

Meir Rosenne                    Director       Attorney.
14 Aluf Simchoni Street,
Jerusalem 92504, Israel

Shmuel Lachman                  External       Information technology consultant
9A Khilat Jatomir Street,       Director
Tel Aviv 69405, Israel

Zvi Dvoresky                    External       Chief Executive Officer of Beit
12 Harofeh Street, Ahuza,       Director       Kranot Trust Ltd.
Haifa 34366, Israel

Zvi Livnat                      Director and   Executive Vice President of IDB
3 Azrieli Center, The           Executive      Holding; Deputy Chairman of IDB
Triangular Tower, 45th floor,   Vice President Development; Co-Chief Executive
Tel-Aviv 67023, Israel                         Officer of Clal Industries.

Avraham (Avi) Fischer           Executive      Executive Vice President of IDB
3 Azrieli Center, The           Vice President Holding; Deputy Chairman of IDB
Triangular Tower, 45th floor,                  Development; Co-Chief Executive
Tel-Aviv 67023, Israel                         Officer of Clal Industries.

Dr. Eyal Solganik               Chief          Chief Financial Officer of IDB
3 Azrieli Center, The           Financial      Holding; Executive Vice President
Triangular Tower, 44th floor,   Officer        and Chief Financial Officer of IDB
Tel-Aviv 67023, Israel                         Development.

Haim Tabouch                    Comptroller    Comptroller of IDB Holding; Vice
3 Azrieli Center, The                          President and Comptroller of IDB
Triangular Tower, 44th floor,                  Development.
Tel-Aviv 67023, Israel

(*) Dual citizen of Israel and France.

                                                             Page 28 of 41 pages

                                    Exhibit 6
                       Executive Officers and Directors of
                        IDB Development Corporation Ltd.
     Address is: 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
                 (citizenship is Israel, unless otherwise noted)

NAME & ADDRESS                   POSITION       CURRENT PRINCIPAL OCCUPATION

Nochi Dankner                    Chairman of    Chairman and Chief Executive
3 Azrieli Center, The            the Board of   Officer of IDB Holding; Chairman
Triangular Tower, 44th floor,    Directors      of IDB Development, DIC and Clal
Tel-Aviv 67023, Israel                          Industries; Director of companies.

Zehava Dankner                   Director       Member of the executive committee
64 Pinkas Street, Tel Aviv                      of the Beautiful Israel Council.
62157, Israel

Avraham (Avi) Fischer            Deputy         Executive Vice President of IDB
3 Azrieli Center, The            Chairman of    Holding; Deputy Chairman of IDB
Triangular Tower, 45th floor,    the Board of   Development; Co-Chief Executive
Tel-Aviv 67023, Israel           Directors      Officer of Clal Industries.

Zvi Livnat                       Deputy         Executive Vice President of IDB
3 Azrieli Center, The            Chairman of    Holding; Deputy Chairman of IDB
Triangular Tower, 45th floor,    the Board of   Development; Co-Chief Executive
Tel-Aviv 67023, Israel           Directors      Officer of Clal Industries.

Refael Bisker                    Director       Chairman of Property and Building
3 Azrieli Center, The                           Corporation Ltd.
Triangular Tower, 44th floor,
Tel-Aviv 67023, Israel

Jacob Schimmel                   Director       Director of UKI Investments.
17 High field Gardens, London
W11 9HD, United Kingdom

Shay Livnat                      Director       President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia
Pituach 46705, Israel

Eliahu Cohen                     Director and   Chief Executive Officer of IDB
3 Azrieli Center, The            Chief          Development.
Triangular Tower 44th floor,     Executive
Tel-Aviv 67023, Israel           Officer

Isaac Manor (*)                  Director       Chairman of companies in the motor
26 Hagderot Street, Savion                      vehicle sector of the David
56526, Israel                                   Lubinski Ltd. group.

Dori Manor (*)                   Director       Chief Executive Officer of
18 Hareches Street, Savion                      companies in the motor vehicle
56538, Israel                                   sector of the David Lubinski Ltd.
                                                group.

                                                             Page 29 of 41 pages

Abraham Ben Joseph               Director       Director of companies.
87 Haim Levanon Street,
Tel-Aviv 69345, Israel

Amos Malka                       External       Deputy Chairman of Elul group of
18 Nahal Soreq Street, Modi'in   Director       companies.
71700, Israel

Dr. Yoram Margalyot              External       Senior lecturer (expert on tax
16 Ha'efroni Street, Raanana     Director       laws) at the Faculty of Law in the
43724, Israel                                   Tel Aviv University.

Irit Izakson                     Director       Director of companies.
15 Great Matityahou Cohen
Street, Tel-Aviv 62268, Israel

Lior Hannes                      Senior         Senior Executive Vice President of
3 Azrieli Center, The            Executive      IDB Development; Chairman of Clal
Triangular Tower, 44th floor,    Vice           Tourism Ltd.
Tel-Aviv 67023, Israel           President

Dr. Eyal Solganik                Executive      Executive Vice President and Chief
3 Azrieli Center, The            Vice           Financial Officer of IDB
Triangular Tower, 44th floor,    President and  Development; Chief Financial Officer
Tel-Aviv 67023, Israel           Chief          of IDB Holding.
                                 Financial
                                 Officer

Ari Raved                        Vice President Vice President of IDB Development.
3 Azrieli Center, The
Triangular Tower, 44th floor,
Tel-Aviv 67023, Israel

Haim Gavrieli                    Executive      Executive Vice President of IDB
3 Azrieli Center, The            Vice President Development.
Triangular Tower, 44th floor,
Tel-Aviv 67023, Israel

Haim Tabouch                     Vice           Vice President and Comptroller of
3 Azrieli Center, The            President and  IDB Development; Comptroller of
Triangular Tower, 44th floor,    Comptroller    IDB Holding.
Tel-Aviv 67023, Israel

Inbal Tzion                      Vice           Vice President and Corporate
3 Azrieli Center, The            President and  Secretary of IDB Development;
Triangular Tower, 44th floor,    Corporate      Corporate Secretary of IDB Holding.
Tel-Aviv 67023, Israel           Secretary

(*) Dual citizen of Israel and France.

                                                             Page 30 of 41 pages

                                    Exhibit 7
                       Executive Officers and Directors of
                              Badal Securities Ltd.
     Address is: 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
                 (citizenship is Israel, unless otherwise noted)

Name & Address                   Position       Current Principal Occupation
--------------                   --------       ----------------------------

Haim Tabouch                     Director       Vice President and Comptroller of
3 Azrieli Center, The                           IDB Development; Comptroller of
Triangular Tower, 44th floor,                   IDB Holding.
Tel-Aviv 67023, Israel

                                                             Page 31 of 41 pages

                                   Exhibit 13
                             Joint Filing Agreement

June 19, 2006

Clal Industries and Investments Ltd.
3 Azrieli Center,
Triangle Building,
Tel Aviv, Israel

Gentlemen:

      Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities
Exchange Act of 1934, as amended, the undersigned hereby agrees that Clal
Industries and Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or
Schedule 13G and any amendments thereto in respect of shares of ECI Telecom Ltd.
purchased, owned or sold from time to time by the undersigned.

      CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                  Very truly yours,

                                  (signed) Clal Electronics Industries Ltd.
                                           --------------------------------

Agreed: (signed) Clal Industries and Investments Ltd.
        --------------------------------------------

                                                             Page 32 of 41 pages

                                   Exhibit 14
                             Joint Filing Agreement

July 18, 2007

Clal Industries and Investments Ltd.
3 Azrieli Center,
Triangle Building,
Tel Aviv, Israel

Gentlemen:

      Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities
Exchange Act of 1934, as amended, the undersigned hereby agrees that Clal
Industries and Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or
Schedule 13G and any amendments thereto in respect of shares of ECI Telecom Ltd.
purchased, owned or sold from time to time by the undersigned.

      CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                  Very truly yours,

                                  (signed) M.A.G.M. Chemical Holdings Ltd.
                                           -------------------------------

Agreed: (signed) Clal Industries and Investments Ltd.
        --------------------------------------------

                                                             Page 33 of 41 pages

                                   Exhibit 15
                             Joint Filing Agreement

July 18, 2007

Clal Industries and Investments Ltd.
3 Azrieli Center,
Triangle Building,
Tel Aviv, Israel

Gentlemen:

      Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities
Exchange Act of 1934, as amended, the undersigned hereby agrees that Clal
Industries and Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or
Schedule 13G and any amendments thereto in respect of shares of ECI Telecom Ltd.
purchased, owned or sold from time to time by the undersigned.

      CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                  Very truly yours,

                                  (signed) Koor Industries Ltd.
                                           --------------------

Agreed: (signed) Clal Industries and Investments Ltd.
        --------------------------------------------

                                                             Page 34 of 41 pages

                                   Exhibit 16
                             Joint Filing Agreement

June 19, 2006

Clal Industries and Investments Ltd.
3 Azrieli Center,
Triangle Building,
Tel Aviv, Israel

Gentlemen:

      Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities
Exchange Act of 1934, as amended, the undersigned hereby agrees that Clal
Industries and Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or
Schedule 13G and any amendments thereto in respect of shares of ECI Telecom Ltd.
purchased, owned or sold from time to time by the undersigned.

      CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                  Very truly yours,

                                  (signed) IDB Development Corporation Ltd.
                                           --------------------------------

Agreed: (signed) Clal Industries and Investments Ltd.
        --------------------------------------------

                                                             Page 35 of 41 pages

                                   Exhibit 17
                             Joint Filing Agreement

June 19, 2006

Clal Industries and Investments Ltd.
3 Azrieli Center,
Triangle Building,
Tel Aviv, Israel

Gentlemen:

      Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities
Exchange Act of 1934, as amended, the undersigned hereby agrees that Clal
Industries and Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or
Schedule 13G and any amendments thereto in respect of shares of ECI Telecom Ltd.
purchased, owned or sold from time to time by the undersigned.

      CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                  Very truly yours,

                                  (signed)  Badal Securities Ltd.
                                            ----------------------

Agreed: (signed) Clal Industries and Investments Ltd.
        --------------------------------------------

                                                             Page 36 of 41 pages

                                   Exhibit 18
                             Joint Filing Agreement

June 19, 2006

Clal Industries and Investments Ltd.
3 Azrieli Center,
Triangle Building,
Tel Aviv, Israel

Gentlemen:

      Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities
Exchange Act of 1934, as amended, the undersigned hereby agrees that Clal
Industries and Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or
Schedule 13G and any amendments thereto in respect of shares of ECI Telecom Ltd.
purchased, owned or sold from time to time by the undersigned.

      CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                  Very truly yours,

                                  (signed)  IDB Holding Corporation Ltd.
                                           -----------------------------

Agreed: (Signed) Clal Industries and Investments Ltd.
        --------------------------------------------

                                                             Page 37 of 41 pages

                                   Exhibit 19
                             Joint Filing Agreement

June 19, 2006

Clal Industries and Investments Ltd.
3 Azrieli Center,
Triangle Building,
Tel Aviv, Israel

Gentlemen:

      Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities
Exchange Act of 1934, as amended, the undersigned hereby agrees that Clal
Industries and Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or
Schedule 13G and any amendments thereto in respect of shares of ECI Telecom Ltd.
purchased, owned or sold from time to time by the undersigned.

      CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                  Very truly yours,

                                  (signed)  Nochi Dankner
                                            -------------

AgreEd: (signed) Clal Industries and Investments Ltd.
        --------------------------------------------

                                                             Page 38 of 41 pages

                                   Exhibit 20
                             Joint Filing Agreement

June 19, 2006

Clal Industries and Investments Ltd.
3 Azrieli Center,
Triangle Building,
Tel Aviv, Israel

Gentlemen:

      Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities
Exchange Act of 1934, as amended, the undersigned hereby agrees that Clal
Industries and Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or
Schedule 13G and any amendments thereto in respect of shares of ECI Telecom Ltd.
purchased, owned or sold from time to time by the undersigned.

      CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                  Very truly yours,

                                  (signed)  Shelly Bergman
                                            ---------------

Agreed: (signed) Clal Industries and Investments Ltd.
        --------------------------------------------

                                                             Page 39 of 41 pages

                                   Exhibit 21
                             Joint Filing Agreement

June 19, 2006

Clal Industries and Investments Ltd.
3 Azrieli Center,
Triangle Building,
Tel Aviv, Israel

Gentlemen:

      Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities
Exchange Act of 1934, as amended, the undersigned hereby agrees that Clal
Industries and Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or
Schedule 13G and any amendments thereto in respect of shares of ECI Telecom Ltd.
purchased, owned or sold from time to time by the undersigned.

      CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                  Very truly yours,

                                  (signed) Ruth Manor
                                           -----------

Agreed: (signed) Clal Industries and Investments Ltd.
        --------------------------------------------

                                                             Page 40 of 41 pages

                                   Exhibit 22
                             Joint Filing Agreement

June 19, 2006

Clal Industries and Investments Ltd.
3 Azrieli Center,
Triangle Building,
Tel Aviv, Israel

Gentlemen:

      Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities
Exchange Act of 1934, as amended, the undersigned hereby agrees that Clal
Industries and Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or
Schedule 13G and any amendments thereto in respect of shares of ECI Telecom Ltd.
purchased, owned or sold from time to time by the undersigned.

      CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                  Very truly yours,

                                  (signed)  Avraham Livnat
                                            --------------

Agreed: (signed) Clal Industries and Investments Ltd.
        --------------------------------------------

                                                             Page 41 of 41 pages